# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: YXT.COM GROUP HOLDING LIMITED, CIK 0001872090
CUSIP: 988740106
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: Room 501-502, No. 78 East Jinshan Road, Huqiu District, Suzhou, China (F4), 215011
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001470766

## Reporting persons
- HSG Growth VI Holdco E, Ltd. ("HSG Growth VI Holdco E"): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 8,181,818; sole dispositive power 0; shared dispositive power 8,181,818; aggregate amount beneficially owned 8,181,818 (5% of the class)
- HongShan Capital Growth Fund VI, L.P. ("HongShan Capital Growth Fund VI"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 8,181,818; sole dispositive power 0; shared dispositive power 8,181,818; aggregate amount beneficially owned 8,181,818 (5% of the class)
- HSG Growth VI Management, L.P. ("HSG Growth VI Management"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 8,181,818; sole dispositive power 0; shared dispositive power 8,181,818; aggregate amount beneficially owned 8,181,818 (5% of the class)
- HSG Holding Limited ("HSG Holding"): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 8,181,818; sole dispositive power 0; shared dispositive power 8,181,818; aggregate amount beneficially owned 8,181,818 (5% of the class)
- SNP China Enterprises Limited ("SNP China Enterprises"): type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 8,181,818; sole dispositive power 0; shared dispositive power 8,181,818; aggregate amount beneficially owned 8,181,818 (5% of the class)
- Neil Nanpeng Shen ("NS"): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 8,181,818; sole dispositive power 0; shared dispositive power 8,181,818; aggregate amount beneficially owned 8,181,818 (5% of the class)

## Item 1. Issuer
Name of issuer: YXT.COM GROUP HOLDING LIMITED
Address of issuer's principal executive offices: Room 501-502, No. 78 East Jinshan Road, Huqiu District, Suzhou Jiangsu, 215011, People's Republic of China

## Item 2. Person Filing
Name of person filing:
HSG Growth VI Holdco E, Ltd.
HongShan Capital Growth Fund VI, L.P.
HSG Growth VI Management, L.P.
HSG Holding Limited
SNP China Enterprises Limited
Neil Nanpeng Shen

The sole shareholder of HSG GROWTH VI HOLDCO E is HONGSHAN CAPITAL GROWTH FUND VI. HSG GROWTH VI MANAGEMENT is the general partner of HONGSHAN CAPITAL GROWTH FUND VI. HSG HOLDING is the general partner of HSG GROWTH VI MANAGEMENT. SNP CHINA ENTERPRISES wholly owns HSG HOLDING. NS wholly owns SNP CHINA ENTERPRISES.
Address of principal business office or, if none, residence:
Suite 3613, 36/F, Two Pacific Place
88 Queensway
Hong Kong
Citizenship: HSG GROWTH VI HOLDCO E, HONGSHAN CAPITAL GROWTH FUND VI, HSG GROWTH VI MANAGEMENT, HSG HOLDING: Cayman Islands; SNP CHINA ENTERPRISES: British Virgin Islands; NS: Hong Kong SAR

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
8,181,818

8,181,818 Class A Ordinary Shares are directly owned by HSG GROWTH VI HOLDCO E. The sole shareholder of HSG GROWTH VI HOLDCO E is HONGSHAN CAPITAL GROWTH FUND VI. HSG GROWTH VI MANAGEMENT is the general partner of HONGSHAN CAPITAL GROWTH FUND VI. HSG HOLDING is the general partner of HSG GROWTH VI MANAGEMENT. SNP CHINA ENTERPRISES wholly owns HSG HOLDING. NS wholly owns SNP CHINA ENTERPRISES.
Percent of class:
5.0%

The percentage is based on a total of 163,294,773 shares of Class A Ordinary Shares outstanding immediately following the Issuer's offering, as reported in the Issuer's Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on August 16, 2024.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 8,181,818
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 8,181,818

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- HSG Growth VI Holdco E, Ltd. ("HSG Growth VI Holdco E"): Neil Nanpeng Shen, Neil Nanpeng Shen/Authorized Signatory (02/14/2025)
- HongShan Capital Growth Fund VI, L.P. ("HongShan Capital Growth Fund VI"): Neil Nanpeng Shen, Neil Nanpeng Shen/Authorized Signatory (02/14/2025)
- HSG Growth VI Management, L.P. ("HSG Growth VI Management"): Neil Nanpeng Shen, Neil Nanpeng Shen/Authorized Signatory (02/14/2025)
- HSG Holding Limited ("HSG Holding"): Neil Nanpeng Shen, Neil Nanpeng Shen/Authorized Signatory (02/14/2025)
- SNP China Enterprises Limited ("SNP China Enterprises"): Neil Nanpeng Shen, Neil Nanpeng Shen/Authorized Signatory (02/14/2025)
- Neil Nanpeng Shen ("NS"): Neil Nanpeng Shen, Neil Nanpeng Shen (02/14/2025)